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                                                                     Exhibit 1.8

                                                                    24 July 2002

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                                  NEWS RELEASE

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                                  WOLSELEY plc
                       Trading update for the year ending
                                  31 July 2002

As part of its normal investor relations activities, Wolseley is issuing its regular trading statement prior to entering the close period. The preliminary results for the 12 months ending 31 July are due to be announced on 24 September 2002.

Summary

Trading conditions in the group's principal markets over the last four months have been broadly in line with comments made in our interim announcement on 19 March 2002. No significant change in trading patterns is expected prior to 31 July. Compared to last year, sales (including acquisitions) for the eleven months ended 30 June 2002 for the Group's continuing operations are 12.7% up, with the EBIT margin percentage for the same period maintained.

Operations

The underlying trends in the UK market remain positive and additional benefits should arise from the increases in public sector spending, recently announced by the UK Government. Markets in Continental Europe remain subdued but recent progress by the group's businesses in France and, in particular, Austria, is more encouraging.

The picture in the USA continues to vary both geographically and by market sector. The industrial and commercial sector remains the weakest segment, but the overall level of US housing continues to be resilient at an annual run rate of over 1.6 million starts. Activity levels in the group's US plumbing and heating business have recently shown more encouraging signs and a strong finish to the financial year is expected. The integration of Westburne's US business with Wolseley's other US plumbing operations is on schedule. In the US building materials business, whilst average lumber prices for the eleven months to 30 June are close to the comparable prior year average, current lumber prices are below where they were a year ago. However, this factor only directly affects about 10% of group sales. Previous weakness in certain regional housing markets remains apparent, resulting in continuing pressure on margins. Accordingly, the US building materials business is unlikely this year, to match the level of trading profit reported in the previous financial year.

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The Canadian market is holding up well and the contribution from Westburne's
Canadian operations is expected to be in excess of the group's expectations at the time of acquisition in July of last year.

The group's principal businesses continue to grow market share, benefiting from increasing economies of scale, superior service to customers and continued investment in logistics. Recent approval has been given by the Wolseley board for a new distribution centre to be located in the North West part of the USA, to replace the smaller distribution centres in Portland and Salt Lake City. The new facility is expected to be operational in early 2004. This approval demonstrates the board's confidence in the prospects for the group's US plumbing supplies business and the clear benefits being obtained from the existing distribution centre network in the USA.

Financial

The group's cash flow and financial position remains strong. Group gearing, as at 31 July 2002, is expected to be around 40% at current exchange rates, including the effect of the consideration for acquisitions in the financial year to date amounting to approximately (pound)163 million. Interest cover for the year to 31 July 2002 is expected to be over fifteen times.

Outlook

The Wolseley board remains optimistic as to the group's immediate trading prospects. It is confident that the group's strong financial position, strategy for organic and acquisitive growth and conservative accounting policies, will continue to stand the group in good stead over the long term.

Enquiries:

Wolseley plc
                                                       Tel: + 44 (0)118 929 8700
Steve Webster, Group Finance Director
Jacqueline Sinclair-Brown, Director of Corporate
Communications

Brunswick Group
                                                      Tel: + 44 (0) 20 7404 5959
Andrew Fenwick

Sophie Fitton

An interview with Steve Webster, Group Finance Director in video/audio and text will be available post RNS statement, from 0700 (BST) on www.cantos.com and www.wolseley.com.

There will be UK analyst meetings today at UBS Warburg offices, Finsbury Square, EC2